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                       [GRALEE CAPITAL CORP. LETTERHEAD]


                                 April 9, 1998


VIA FEDERAL EXPRESS

Board of Directors
Toreador Royalty Corporation
530 Preston Commons West
8117 Preston Road
Dallas, Texas 75225

To the Board of Directors of Toreador Royalty Corporation:

         On behalf of Lee Global Energy Fund, L.P., a holder in excess of 10% of the issued and outstanding shares of Toreador Royalty Corporation (the "Company"), we are writing to you to express our concerns regarding the management of the Company and its current course of conduct with respect to the Company and its assets and operations.

         Since September 1997, the Company has retained Dain Rauscher Corporation (or its predecessor) as an advisor to consider strategic alternatives available to the Company. In various filings since such date, the Company has disclosed this continued engagement and, in fact, on April 1, 1998, again issued a press release stating that ". . . it [the Company] continues to consider a variety of strategic alternatives resulting from its initial effort to develop a plan to maximize value for all Toreador shareholders." As of the date hereof, we are not yet clear as to what exactly these alternatives might be and when exactly the Company will advise its stockholders with respect to what these alternatives might be.

         In this regard, we have previously addressed our concerns (see our letter of July 31, 1997) that the Board of Directors may not be considering all alternatives that may be available and may instead be embarking on a single course of action or no definitive course of action which might not be consistent with the Board of Director's fiduciary duties or in the best interests of the Company and its stockholders. In order to gather more information regarding the meaning of this disclosure and the Company and its Board of Director's current intention, we previously requested additional information regarding these matters. Unfortunately, our legitimate requests to meet with management and discuss the alternatives being considered were not satisfied.
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         We can only surmise that the Company is considering a potential sale.
As we detailed in our letter to you on July 31, 1997, given the Company's recent management of its assets and operations and given the current market conditions for oil and gas assets, we do not believe it is an appropriate time to effectuate a sale of the Company and to narrow the Company's focus on only one alternative. Instead, we believe a number of different alternatives should be considered. We would like the opportunity to discuss these alternatives with the Company and its management. We would like each of them (and you) to consider what the best interests of the stockholders might be. A sale of the Company at a time when oil prices are at their lowest point in nine years does not seem consistent with what the stockholders would want. We would request that the Board of Directors not make a hasty decision to alleviate the need to hire someone capable of providing effective day-to-day management for the Company. We do not believe that part-time management is capable of effectively managing the corporate assets. In addition, we do not see, and management has not presented any, downside that could result from exploring all alternatives.

         We would note that management of the Company (including the existing Board of Directors) prevailed in a proxy contest in 1995 as a result of statements suggesting that the Company would actively manage its mineral interests to increase reserves. No such increase has occurred. It was also suggested at such time that the Company would take action to maximize stockholder value. No significant increase in market value has resulted to the stockholders. The Committee to Maximize Stockholder Value suggested that the Company implement a share repurchase program. Although management suggested in 1995 that this was unwarranted, it recently implemented such a program. While we do not disagree, given asset values, available cash and stock prices, that stock repurchases are appropriate, we do not believe management's vacillation on this issue demonstrates a clear vision for the Company.

         We will file Amendment No. 2 to Schedule 13D with the Securities and Exchange Commission tomorrow, which will detail our current plans and proposals with respect to our investment and the Company. We would like the opportunity to avoid any potential "show down" with the Board of Directors and management. As a result, we would request the opportunity to discuss these matters with the Board of Directors or its representatives as soon as possible. In particular, we would like the Board of Directors to consider appointing our designated representatives to the Board of Directors as soon as possible and, in any event, in connection with the next annual meeting of stockholders. We think a similar opportunity should be available to other significant stockholders.

         We believe a continued ignoring of our legitimate concerns is neither in your best interests nor in the best interests of the Company and its stockholders. Certainly, we do not believe that it is consistent with making informed business judgments. We believe the failure to actively manage the trust that the stockholders have given you can not continue.
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         We would request your prompt response regarding this critical issue to all stockholders of the Company.


                                        Yours very truly,


                                        LEE GLOBAL ENERGY FUND, L.P.

                                        By: Gralee Partners, L.P., its general
                                            partner

                                            By: Gralee Capital Corp., its
                                                general partner

                                                By: /s/ G. THOMAS GRAVES, III
                                                   ---------------------------
                                                Name: G. Thomas Graves, III
                                                Title: President